Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-132201
Dated January 25, 2008

TOYOTA MOTOR CREDIT CORPORATION
15NC 3-Yr: CMS Curve Linked Accrual Notes (the "Notes")

General

Issuer:			Toyota Motor Credit Corporation

Issuer Rating:		Aaa/AAA

Agent:			Morgan Stanley & Co. Incorporated

CUSIP:			89233PR32

Principal Amount:	US $16,100,000
			(may be increased prior to Original Issue Date)

Trade Date:		January 25, 2008

Original Issue Date:	February 1, 2008

Stated Maturity Date:	February 1, 2023

Issue Price:		100%

Net Proceeds to Issuer:	100%

Agent's Discount or Commission:		0.00%.  The Issuer will hedge its
obligations under the Notes by entering into swap transactions with the Agent or its affiliates.

Reoffer Price:		Par

Business Days:		New York

Minimum Denominations:	$100,000 and $1,000 increments thereafter

Settlement:		DTC

Form of Note:		Book-entry only

Calculation Agent:	Deutsche Bank Trust Company Americas

Original Issue Discount:	Yes

Tax Calculation Agent:		Morgan Stanley Capital Services Inc.

Specified Currency:		U.S. Dollars

Redemption:		The Notes are subject to redemption by the Issuer, in
whole, but not in part, at Par, on February 1, 2011 and on each Interest Payment Date thereafter with 10 calendar days' notice

Interest

Reference Index:	30CMS - 10CMS; where
	"30CMS" is the 30-Year Constant Maturity Swap rate, as quoted on a semi-annual, 30/360 basis vs. 3-month U.S. dollar LIBOR, as published by the Federal Reserve Board in the Federal Reserve Statistical Release H.15 and reported on Reuters ISDAFIX1 or any successor page thereto at 11:00 a.m. New York time.
	"10CMS" is the 10-Year Constant Maturity Swap rate, as quoted on a semi-annual, 30/360 basis vs. 3-month U.S. dollar LIBOR, as published by the Federal Reserve Board in the Federal Reserve Statistical Release H.15 and reported on Reuters ISDAFIX1 or any successor page thereto at 11:00 a.m. New York time.

Interest Rate:	Year 1-3:   7.50%
		Year 4-Maturity ("Floating Interest Rate Period"):
			7.50% * (N/M) per annum; where,
		"N" is the total number of calendar days in the applicable Interest
Calculation Period that the Reference Index sets greater than or equal to
0.00%; and
		"M" is the total number of calendar days in the applicable Interest
Calculation Period.
		For the purpose of calculating the value of "N", for each calendar day in an Interest Calculation Period that is not a U.S. Government Securities
Business Day, the Reference Index will revert to that reported on the previous
U.S. Government Securities Business Day.

Interest Payment Dates:		Quarterly, on each February 1, May 1, August
1, and November 1, commencing with a first interest payment on May 1, 2008.

Interest Calculation Period:	The quarterly period from and including
the Issue Date (in the case of the first Interest Payment Date) or previous Interest Payment Date, as applicable, to but excluding the next Interest Payment Date.

Minimum Interest Rate:		0.00%

U.S. Government Securities Business Day:	Any day except for a Saturday,
Sunday or a day on which the Securities Industry and Financial Markets recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities.

Day Count Convention:		Actual / Actual

Business Day Convention:	Following

Period End Dates:		Unadjusted

Rate Cut-off:		Years 4-Maturity:   The Reference Index for a particular
Interest Calculation Period will be set five U.S. Government Securities
Business Days prior to the related Interest Payment Date using the Reference Index level on such fifth U.S. Government Securities Business Day and will remain in effect until the related Interest Payment Date.

This term sheet relates to the Prospectus dated March 7, 2006, as supplemented by the Prospectus Supplement dated March 7, 2006, which can be found at: http://www.sec.gov/Archives/edgar/data/834071/000104746906002954/a2168048z424b3
..htm


Risk Factors

       Investing in the Notes involves a number of risks, including risks associated with an investment in ordinary fixed rate notes. An investment in CMS Curve Linked Accrual Notes such as the Notes entails significant risks not associated with similar investments in a conventional debt security, including, but not limited to, fluctuations in 30CMS and 10CMS, and other events that are difficult to predict and beyond the Issuer's control. Accordingly, prospective investors should consult their financial and legal advisors as to the risks entailed by an investment in the Notes and the suitability of the Notes in light of their particular circumstances.

The Amount Of Interest Payable On The Notes Is Uncertain And Could Be 0.00%.
       Beginning February 1, 2011, no interest will accrue on the Notes with respect to any calendar day on which 10CMS is greater than 30CMS. For every calendar day on which 10CMS is greater than 30CMS, the effective interest rate for the applicable Interest Calculation Period will be reduced, and if 10CMS remains greater than 30CMS with respect to an entire Interest Calculation Period, the effective interest rate for that Interest Calculation Period will be 0.00%.

During The Floating Interest Rate Period, The Yield On The Notes May Be Lower Than The Yield On A Standard Debt Security Of Comparable Maturity.
       Beginning February 1, 2011, the Notes will bear interest at a rate of 0.00% per annum with respect to any calendar day on which 10CMS is greater than 30CMS. As a result, if 10CMS remains greater than 30CMS for a substantial number of calendar days during an Interest Calculation Period, the effective yield on the Notes for such Interest Calculation Period may be less than what would be payable on conventional, fixed-rate redeemable notes of the Issuer of comparable maturity.

Beginning February 1, 2011, the Reference Index For The Fifth U.S. Government Securities Business Day Preceding The End Of An Interest Calculation Period Will Be The Rate For The Remainder Of That Interest Calculation Period.
       Because during the Floating Interest Rate Period, the Reference Index determined on or otherwise applicable to the fifth U.S. Government Securities Business Day preceding the end of an Interest Calculation Period will be the Reference Index for the remainder of the Interest Calculation Period, if the Reference Index with respect to that U.S. Government Securities Business Day is not greater than or equal to 0.00% (i.e. 10CMS is greater than 30CMS), no interest will be paid on the Notes with respect to the remaining calendar days in that Interest Calculation Period, even if the Reference Index on any of the subsequent remaining calendar days were actually greater than or equal to 0.00%.

The Price At Which The Notes May Be Resold Prior To Maturity Will Depend On A Number Of Factors And May Be Substantially Less Than The Amount For Which They Were Originally Purchased. Some of these factors include:
          *	Changes in the levels of 10CMS and 30CMS.
          *	Volatility of 10CMS and 30CMS.
          *	Changes in U.S. interest and swap rates.
          *	Redemption feature.
          *	TMCC's Credit Rating, Financial Condition and Results.

The Historical Performance Of 10CMS and 30CMS Are Not An Indication Of Their Future Performance.
       Historical performance of 10CMS and 30CMS should not be taken as an indication of the future performance during the term of the Notes. Changes in the levels of 10CMS and 30CMS will affect the trading price of the Notes, but it is impossible to predict whether such levels will rise or fall.

The Notes Will Be Treated as Contingent Payment Debt Instruments for U.S. Federal Income Tax Purposes
       	You should also consider the tax consequences of investing in the
Notes.   The Notes will be treated as "contingent payment debt instruments"
for U.S. federal income tax purposes, as described in the section of the related pricing supplement called "United States Federal Income Taxation." Under this treatment, if you are a U.S. taxable investor, you will generally be subject to annual income tax based on the comparable yield (as defined in the related pricing supplement), subject to certain adjustments. In addition, any gain recognized on the sale, exchange or retirement of the Notes (including at maturity) generally will be treated as ordinary income. If you are a non-U.S. investor, you may be subject to federal withholding tax unless certain certification procedures are satisfied. Please read carefully the section of the related pricing supplement called "United States Federal Income Taxation."


Additional Information

Interest Accrual - Hypothetical Examples

       The table below presents examples of hypothetical quarterly interest that would accrue on the Notes based on the total number of calendar days in an Interest Calculation Period beginning on February 1, 2011 and ending on (and excluding) May 1, 2011 on which the Reference Index is greater than or equal to 0.00%. The table assumes that the Interest Calculation Period contains 89 calendar days and that an interest rate of 7.50% per annum is used as the percentage in the interest rate formula.

       The example below is for purposes of illustration only and would provide different results if different assumptions were made. The actual quarterly interest payments will depend on the actual number of calendar days in each Interest Calculation Period and the actual Reference Index. The applicable interest rate for each quarterly Interest Calculation Period will be determined on a per-annum basis but will apply only to that Interest Calculation Period.

       N	Hypothetical Quarterly Interest Rate Accrued Per Annum
       0	0.00000%
       25	2.10674%
       50	4.21348%
       75	6.32022%
       89	7.50000%

Historical Data on the Reference Index

       The following table sets forth, for each of the periods indicated, the high and the low values of the Reference Index as reported on Reuters and the number of days 30CMS is greater than or equal to 10CMS. The historical Reference Index should not be taken as an indication of the future Reference Index or the future performance of the Reference Index during the term of the Notes or what the value of the Notes may be. Any historical upward or downward trend in the Reference Index during any period set forth below is not any indication that the Reference Index is more or less likely to increase or decrease at any time over the term of the Notes or of the number of days that the Reference Index will be greater than or equal to 0.00%.

			Reference Index
       			High 	Low	Number of Days 30CMS >= 10CMS,
					that is, where the
					Reference Index >= 0.00%.
    2003
       Quarter
       First		0.96%	0.77%	90 of 90
       Second		1.03%	0.79%	91 of 91
       Third		0.97%	0.64%	92 of 92
       Fourth		0.84%	0.68%	92 of 92
    2004
       Quarter
       First		0.89%	0.71%	91 of 91
       Second		0.85%	0.54%	91 of 91
       Third		0.72%	0.60%	92 of 92
       Fourth		0.71%	0.59%	92 of 92
    2005
       Quarter
       First		0.59%	0.30%	90 of 90
       Second		0.41%	0.30%	91 of 91
       Third		0.30%	0.20%	92 of 92
       Fourth		0.24%	0.13%	92 of 92
    2006
       Quarter
       First		0.18%	-0.01%	89 of 90
       Second		0.15%	0.05%	91 of 91
       Third		0.14%	0.05%	92 of 92
       Fourth		0.15%	0.11%	92 of 92
    2007
       Quarter
       First		0.24%	0.11%	90 of 90
       Second		0.22%	0.13%	91 of 91
       Third		0.28%	0.15%	92 of 92
       Fourth		0.36%	0.20%	92 of 92
    2008
       Quarter (through January 24, 2008)
       First 		0.63%	0.35%	25 of 25


       The Reference Index at 11:00 a.m. (New York City time) on January 24, 2008, was 0.55%.


United States Federal Income Taxation

       The following is a general discussion of the principal U.S. federal income tax consequences of the acquisition, ownership and disposition of Notes. This discussion applies to an initial holder of Notes purchasing the Notes at their "issue price" for cash and who holds the Notes as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code"). This summary is based on the Code, existing and proposed Treasury regulations, revenue rulings, administrative interpretations and judicial decisions, in each case as currently in effect, all of which are subject to change, possibly with retroactive effect. This summary does not address all aspects of the U.S. federal income taxation of the Notes that may be relevant to a holder of Notes in light of its particular circumstances or to a holder of Notes that is subject to special treatment under the U.S. federal income tax laws, such as:
	a financial institution;
	a regulated investment company;
	a real estate investment trust;
	a tax-exempt entity;
	a dealer in securities or foreign currencies;
	a person holding the Notes as part of a hedging transaction, ''straddle,'' conversion transaction, or integrated transaction, or who has entered into a ''constructive sale'' with respect to the Notes;
	a U.S. Holder (as defined below) whose functional currency is not the U.S. dollar;
	a trader in securities, foreign currencies or commodities, or a dealer in commodities, that in each case elects to apply a mark-to-market method of tax accounting; or
	a partnership or other entity classified as a partnership for U.S. federal income tax purposes.

       As the law applicable to the U.S. federal income taxation of instruments such as the Notes is technical and complex, the discussion below necessarily represents only a general summary. Moreover, the effects of any applicable state, local or foreign tax laws are not discussed. Holders are urged to consult their tax advisers concerning the U.S. federal income tax consequences of owning and disposing of the Notes, as well as any consequences under the laws of any state, local or foreign taxing jurisdiction.

Tax Consequences to U.S. Holders

       The following discussion only applies to a "U.S. Holder" of Notes.  A
"U.S. Holder" is, for U.S. federal income tax purposes, a beneficial owner of a
Note that is:
	a citizen or resident of the United States;
	a corporation or other entity taxable as a corporation created or organized under the laws of the United States or any political subdivision thereof;
or
	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

       The Notes are "contingent payment debt instruments" for U.S. federal income tax purposes, and the discussion herein assumes such treatment. Under such treatment, the Notes will generally be subject to the original issue discount ("OID") provisions of the Code and the Treasury regulations issued thereunder, and a U.S. Holder will be required to accrue as interest income the OID on the Notes as described below.

       The Issuer is required to determine a "comparable yield" for the Notes. The "comparable yield" is the yield at which the Issuer could issue a fixed-rate debt instrument with terms similar to those of the Notes, including the level of subordination, term, timing of payments and general market conditions, but excluding any adjustments for the riskiness of the contingencies or the liquidity of the Notes. The "comparable yield" for the Notes will be based on information furnished to the Issuer by the Tax Calculation Agent and will be set forth in the related pricing supplement.

       Solely for purposes of determining the amount of interest income that a U.S. Holder will be required to accrue, the Issuer is also required to construct a "projected payment schedule" in respect of the Notes representing a series of payments the amount and timing of which would produce a yield to maturity on the Notes equal to the comparable yield. The "projected payment schedule" in respect of the Notes will be set forth in the related pricing supplement.

       For U.S. federal income tax purposes, a U.S. Holder is required to use the Issuer's determination of the comparable yield and projected payment schedule in determining interest accruals and adjustments in respect of a Note, unless the U.S. Holder timely discloses and justifies the use of other estimates to the Internal Revenue Service ("IRS"). Regardless of a U.S. Holder's accounting method, it will be required to accrue as interest income OID on the Notes at the comparable yield, adjusted upward or downward in each year to reflect the difference between actual and projected payments with respect to the Notes (as discussed below).

       Accordingly, subject to a sale, exchange or retirement of the Notes, a
U.S. Holder will be required to accrue an amount of OID for U.S. federal income tax purposes, for each accrual period prior to and including the Stated
Maturity Date of the Notes, that equals:
	the product of (i) the adjusted issue price of the Notes (as defined below)
as of the beginning of the accrual period and (ii) the comparable yield of the Notes, adjusted for the length of the accrual period;
	divided by the number of days in the accrual period; and
	multiplied by the number of days during the accrual period that such U.S.
Holder held the Notes.

       For U.S. federal income tax purposes, the "adjusted issue price" of a
Note is its issue price increased by any interest income previously accrued (without regard to any adjustments, as described below) and decreased by the projected amount of any prior payments (without regard to the actual amount of any prior payments) with respect to the Note.

       In addition, a U.S. Holder will have a "positive adjustment" if the amount of any contingent payment is more than the projected amount of that payment and a "negative adjustment" if the amount of the contingent payment is less than the projected amount of that payment. The amount included in income as interest, as described above, will be adjusted upward by the amount, if any, by which the total positive adjustments in a taxable year exceed the total negative adjustments in such year (a "net positive adjustment") and will be adjusted downward by the amount, if any, by which the total negative adjustments exceed the total positive adjustments in the taxable year (a "net negative adjustment"). To the extent a net negative adjustment exceeds the amount of interest a U.S. Holder otherwise would be required to include for the taxable year, it will give rise to an ordinary loss to the extent of (i) the amount of all previous interest inclusions under the Notes over (ii) the total amount of such holder's net negative adjustments treated as ordinary losses in prior taxable years. Any net negative adjustments in excess of such amounts will be carried forward to offset future interest income in respect of the Notes or to reduce the amount realized on a sale, exchange or retirement of the Notes. A net negative adjustment is not subject to the limitation imposed on miscellaneous itemized deductions under Section 67 of the Code.

       Upon a sale, exchange or retirement of a Note (including at its maturity), a U.S. Holder generally will recognize taxable gain or loss equal to the difference between the amount received from the sale, exchange or retirement and such holder's adjusted tax basis in the Note. A U.S. Holder's adjusted tax basis in a Note will equal the cost thereof, increased by the amount of interest income previously accrued by such holder in respect of the Note (without regard to any adjustments, as described above) and decreased by the projected amount of all prior scheduled payments (without regard to the actual amount of those payments) with respect to the Note. A U.S. Holder generally must treat any gain as interest income and any loss as ordinary loss to the extent of previous interest inclusions (less the amount of any prior net negative adjustments treated as ordinary losses), and the balance as capital loss. Such losses are not subject to the limitation imposed on miscellaneous itemized deductions under Section 67 of the Code. The deductibility of capital losses, however, is subject to limitations. Additionally, if a U.S. Holder recognizes a loss above certain thresholds, such holder may be required to file a disclosure statement with the IRS. U.S. Holders are urged to consult their tax advisers regarding these limitations and reporting obligations.

Tax Consequences to Non-U.S. Holders

       The following discussion only applies to a "Non-U.S. Holder" of Notes. A "Non-U.S. Holder" is, for U.S. federal income tax purposes, a beneficial owner of a Note that is:
	a nonresident alien individual;
	a foreign corporation; or
	a nonresident alien fiduciary of a foreign estate or trust.

       	"Non-U.S. Holder" does not include an individual present in the United States for 183 days or more in the taxable year of disposition. In this case, such an individual should consult his own tax adviser regarding the U.S. federal income tax consequences of the sale, exchange or other disposition of a Note.

       Payments to a Non-U.S. Holder on the Notes, and any gain realized on a sale, exchange or retirement of the Notes (including at Maturity), will be exempt from U.S. federal income tax (including withholding tax) provided generally that such holder has fulfilled the certification requirement described below and such amounts are not effectively connected with such holder's conduct of a U.S. trade or business.

       The certification requirement referred to in the preceding paragraph will be fulfilled if a Non-U.S. Holder certifies on IRS Form W-8BEN, under penalties of perjury, that such holder is not a U.S. person and provides its name and address or otherwise satisfies applicable documentation requirements.

       If a Non-U.S. Holder is engaged in a trade or business in the United States and if the income or gain on the Note, if any, is effectively connected with such holder's conduct of such trade or business, although exempt from the withholding tax discussed above, such holder will generally be subject to regular U.S. income tax on such income or gain in the same manner as if such holder were a U.S. Holder, except that in lieu of the certificate described in the preceding paragraph, such holder will be required to provide a properly executed IRS Form W-8ECI in order to claim an exemption from withholding. A Non-U.S. Holder to which this paragraph applies is urged to consult its tax adviser with respect to other U.S. tax consequences of the ownership and disposition of the Notes, including the possible imposition of a 30% branch profits tax if the Non-U.S. Holder is a corporation.

Backup Withholding and Information Reporting

       Interest or OID paid or accrued on a Note and the proceeds received from a sale, exchange or retirement of a Note (including at its maturity) will be subject to information reporting if a holder is not an "exempt recipient" (such as a domestic corporation) and may also be subject to backup withholding at the rates specified in the Code if a holder fails to provide certain identifying information (such as an accurate taxpayer identification number, in the case of a U.S. Holder) or meet certain other conditions. A Non-U.S. Holder that complies with the certification procedures described in the preceding section will generally establish an exemption from backup withholding.

	Amounts withheld under the backup withholding rules are not additional taxes and may be refunded or credited against a holder's U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6387.
Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by
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